UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the precautionary decision of TCU on the EGM

—

Rio de Janeiro, November 30, 2023 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras” or “Company”) informs that it was notified of the decision made by the Minister Rapporteur of the Federal Court of Auditors (“TCU”) within the scope of the process TC 037.414/2023-2, regarding the Extraordinary General Meeting (“AGE”) for changes to its Bylaws (“Bylaws”).

The Minister Rapporteur of the TCU, following the understanding of the team of the Audit Unit specialized in Oil, Natural Gas and Mining (AudPetróleo) of the TCU, recognized that the exclusion of § 2 of art. 21 of the Statute, which reproduces the prohibitions set out in Law 13,303/2016 regarding the appointment of Administrators, does not characterize a reduction in legal requirements, as Petrobras will continue to follow the requirements of Law 13,303/2016 in appointments for administrator positions. Therefore, the TCU understood that there are no impediments to assessing the change and recording the EGM's deliberations on this item.

According to the precautionary decision, “in fact, as Petrobras and the technical unit considered, the proposal to exclude § 2 of art. 21 of the Statute will not result in the departure from the dictates of Law 13,303/2016 on investiture in administrative positions, since the statutory provisions only reproduce the text provided for in art. 17, §§ 2 and 3 of that law. In other words, even if they are not expressed in the Bylaws, compliance with these requirements is mandatory by law – as set out in the caput of the article itself. 21 of the Statute.”

However, the Minister Rapporteur considered that the same understanding cannot be applied to the addition to the caput of art. 21 of the Bylaws (“For investiture in the position, the Company will only consider hypotheses of formal conflict of interests in cases expressly provided for by law”). The Minister Rapporteur and the technical team understood that such insertion creates a rule that does not exist in Law 13,303/2016 and in Decree 8,945/2016: "On the subject, AudPetróleo asserted that it does not exist, in the Law of State-Owned Companies, or even in the decree that regulates it (Decree 8,945/2016), 'provision predicting, or even tolerating, that the statute of the state-owned company may, through interpretation, restrictive or not, give precise contours to what should be understood as a conflict of interest' (...)”.

Therefore, the Minister Rapporteur decided “to determine, as a precaution, to Petrobras, if the state-owned company decides to keep the change to the caput of art. 21 of its Bylaws, the adoption of the necessary measures so that, until the decision on the merits of this Court, the excerpt from the minutes of the Extraordinary General Meeting scheduled for 11/30/2023 that may approve the addition in the final part of the caput of the art. 21 of the Company's Bylaws, consisting of the following: 'For investiture in the position, the Company will only consider hypotheses of formal conflict of interests in cases expressly provided for by law' is not registered in the Junta Comercial do Estado do Rio de Janeiro (JUCERJA)”.

According to the minutes of the meeting of the Petrobras Board of Directors held on 10/20/2023, this insertion was proposed by the Petrobras People Committee (COPE) and approved by the Board of Directors, by majority, for submission to the EGM, on 20/10/2023.

Petrobras clarifies that the EGM will be held today, starting at 2:00 p.m. (Brazil time), and the Company will observe the TCU's precautionary decision, which prevents the recording of the portion of the minutes that eventually approves the proposed insertion in the caput of article 21 of the Bylaws (that is, “For investiture in the position, the Company will only consider hypotheses of formal conflict of interests in cases expressly provided for by law”), submitting it to the shareholders for consideration.

Facts deemed relevant on the topic will be disclosed to the market in due course.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer